Exhibit 3.2
FIRST AMENDMENT TO THE FIFTH AMENDED AND RESTATED
OPERATING AND MEMBER CONTROL AGREEMENT OF
GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC
     THIS FIRST AMENDMENT TO THE FIFTH AMENDED AND RESTATED OPERATING AND MEMBER CONTROL AGREEMENT OF GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC dated August 12, 2004 (the “Operating Agreement”) is adopted and approved effective as of the 28th day of April, 2005, by the affirmative vote the holders of a majority of the outstanding Membership Units of Granite Falls Community Ethanol Plant, LLC pursuant to Section 322B.37 of the Minnesota Statutes and pursuant to Section 8.1 of the Operating Agreement of the Company at a Meeting of the Members held on April 28, 2005.
     The Operating Agreement is amended as follows:

Amendment to Section 1.7	Section 1.7 is amended by deleting Section 1.7 in its entirety and substituting in lieu thereof the following:
1.7 “Company” shall mean Granite Falls Energy, LLC, a Minnesota limited liability company, as such limited liability company may from time to time be constituted, or any successor in interest for such limited liability company.

Amendment to Section 2.8	Section 2.8 is amended by deleting Section 2.8 in its entirety and substituting in lieu thereof the following:
2.8 Fiscal Year. The fiscal year of the Company shall begin on November 1st of each year and end on October 31st of each year. The fiscal year in which the Company shall terminate shall end on the date of termination of the Company.
     I, Julie Oftedahl-Volstad, do hereby certify that I am the duly elected, qualified, and acting Secretary of the Company, and further certify that the above amendment was duly adopted by a majority of the members of the Company at a meeting of the members held on April 28, 2005, in accordance with the provisions of the Company’s Operating Agreement.

/s/ Julie Oftedahl-Volstad

Julie Oftedahl-Volstad, Secretary

APPROVED:

/s/ Paul Enstad

Paul Enstad, Chairman